
Mail Stop 4628

August 22, 2016

Carlin G. Conner
President and Chief Executive Officer
SemGroup Corporation
Two Warren Place
6120 S. Yale Avenue, Suite 700
Tulsa, OK 74136-4216

Re: SemGroup Corporation
Registration Statement on Form S-4
Filed July 14, 2016
Form 8-K
Filed May 5, 2016
File No. 1-34736

Dear Mr. Carlin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Our references to our prior comments are to comments in our letter of August 4, 2016.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Background of the Merger, page 34

1.   We have considered your responses to prior comments 4 and 5 regarding alternatives. It is not clear whether the Rose Rock Board or the Rose Rock Conflicts Committee ever considered seeking a business combination with some entity other than SemGroup. Expand your disclosure to address whether this was considered and, if considered, why such an alternative was not pursued.

Earnings Conference Call

2.   We note the Earnings Conference Call regarding your second quarter 2016 earnings results on August 5, 2016. We also note the reference on page 3 of those materials to the "proposed merger of SemGroup and Rose Rock." Advise us of the consideration given to filing those materials pursuant to Rule 425. Advise also of the consideration given to submitting those materials, as well as materials from prior earnings calls, on Form 8-K pursuant to Regulation F-D.

Form 8-K filed May 5, 2016

        Please respond to the following comments within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

3.   Your response to prior comment 19 indicates that you consider Cash Available for Dividends to be both a performance measure and a liquidity measure. However, it appears that this measure has historically been characterized solely as a liquidity measure. For example, disclosure in your Form 10-K states that you intend to pay dividends from Cash Available for Dividends and you present this non-GAAP measure with the amount of dividends declared and a "coverage" metric in the quarterly earnings presentation provided on your website. Provide us with additional information supporting your belief that Cash Available for Dividends is a performance measure.

4.   In response to prior comment 20, you state that Cash Available for Dividends is based on Adjusted EBITDA and is then further adjusted for certain amounts such as cash income taxes and maintenance capital expenditures. However, we note from the earnings presentation provided on your website that Cash Available for Dividends is calculated based on the non-GAAP measure "SemGroup Stand-Alone Adjusted EBITDA" which does not appear to be the same as Adjusted EBITDA. Address the apparent discrepancy between these measures and explain the differences in the manner in which they are calculated. As part of your response, tell us whether SemGroup Stand-Alone Adjusted EBITDA is a non-GAAP liquidity measure that should be reconciled to net cash provided by operating activities.

5.   Your response to prior comment 21 acknowledges that you are not required to make a periodic distribution of cash, but notes that Cash Available for Dividends is meant to reflect your ability to sustain the level of dividends that you are paying. Given that you are not required to make periodic distributions of cash, tell us why you believe GAAP earnings is not a sufficient and appropriate measure of your ability to sustain the level of dividends you are paying. Refer to FRC 202.02.

6.   We note from your response to prior comment 21 that Cash Available for Dividends is useful to investors as it provides additional perspective on the operating performance of your assets, the cash that your businesses are generating, and your ability to sustain the level of dividends that you are paying. Tell us how the adjustments made to calculate Cash Available for Dividends result in the presentation of a non-GAAP measure that is useful to investors in the manner described in your response. For example, it is not clear how excluding cash interest expense and cash paid for income taxes from your calculation of Cash Available for Dividends provides additional perspective on the operating performance of your assets or how the exclusion of a portion of capital expenditures reflects your ability to sustain your dividend.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Diane Fitz, Staff Accountant, at 202-551-3725 or, in her absence, Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, me at 202-551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources